UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Date: May 12, 2016

ANNEX
Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	April 30, 2016

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Variable (4)	Currency (5)	Fair Value
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 300 MM en total	Corporate bond	Soles	94,719,000	124,797,000

Accumulative Gain/Loss and Fair Value:

	Currency (5)	Soles
Amount of total gain/loss during the year due to Derivative Financial Instruments (6):	(675,000)

Additional Information:
- The amount of gain/loss from Derivative Financial Instruments as of April 30, 2016, has been determined according to the instructions set forth by the Superintendencia del Mercado de Valores (SMV) and includes the following transactions registered during 2016: the decrease in fair value of the financial derivative instruments by S/30,051,000, plus the unrealized gain from exchange rate differences because of US$ bonds held of S/. 41,700,000, minus income tax of S/.3,029,000 and the commission resulting from the Cross Currency Swap contracts for S/. 9,295,000. The first 3 items are registered under net equity (other comprehensive income), while the commission is registered as a financial expense in the statement of profit and loss.

- The amounts relating to the fair value of the Cross Currency Swaps, are estimated internally following the International Financial Reporting Standards and using valuation techniques based on market data and are subject to change.

Notas:
(1)	Forward, Future, Options, Swap, among others.
(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)	Notional amount or Nominal Value in Contract.
(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)	Presentation currency of individual interim financial information.
(6)
It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

Av. Santa Cruz 315 Miraflores
1	Central : 610-6300
www.smv.gob.pe